Mail Stop 4561

October 30, 2009

Paul Roszel, President and CEO
RecycleNet Corporation
175 East 400 South, Suite 900
Salt Lake City, Utah 84111

      Re: **RecycleNet Corporation**
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed October 29, 2009
               File No. 000-30550

Dear Mr. Roszel:

We have reviewed your filing, and your response letter dated October 29, 2009, and have the following comments. Where prior comments are referenced, they refer to our letter dated October 27, 2009.

General

1.   Please revise your filing to disclose the shareholder vote necessary to approve each proposal.

Proposal Number 3: Sale of Scrap.Net Inc., page 6

2.   We note that in response to prior comment 2, you have deleted the statement that if you were to continue operations, you would be forced to "go dark." The deleted disclosure suggested that you may have considered deregistering as an alternative to selling Scrap.Net Inc. Please revise to include a detailed discussion of your consideration of any alternatives to the proposed sale of Scrap.Net Inc. If you did not consider any alternatives to the sale, please include a clear statement to that effect.

3.   We note your response to prior comment 3. Please expand your discussion of the potential negative impacts of becoming a shell company. For example, but without limitation, explain that transactions entered into by shell companies (such as reverse mergers), typically result in significant dilution to existing shareholders; in addition, disclose the impact that selling your existing operations may have on the price of your common stock.

                         *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (801) 524-1098
        Steven L. Taylor, Esq.
        Steven L. Taylor, PC